NEWS RELEASE

June 5, 2012	Release 05-2012

WESTERN COPPER AND GOLD PROVIDES PROGRESS UPDATE ON CASINO

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to provide an update on the progress being made at its Casino Project located in the Yukon Territory.

FEASIBILITY STUDY

M3 Engineering and Technology Corporation, Tucson, Arizona, continue to advance the feasibility study and are on schedule to complete the study by the end of the year as previously announced. At this point in the development of the feasibility study, several aspects of the design outlined in the pre-feasibility study have been confirmed.

METALLURGICAL WORK

Recent metallurgical test work to investigate the milling characteristics of the ore was carried out at G&T Metallurgical Services Ltd., Kamloops, BC and Dawson Metallurgical Laboratories, Salt Lake City, Utah, under the direction of Starkey and Associates and FLSmidth, Inc. This test work confirmed the pre-feasibility study design basis of a single grinding line to process ore at a nominal capacity of 120,000 tonnes per day. Mills sizes have been confirmed for the feasibility study that is in progress.

An updated flotation test program is planned. A small drill campaign has been initiated to obtain new drill core for the flotation test work. This drill campaign is expected to be complete by mid-June and flotation testing is expected to commence shortly after this time.

POWER SUPPLY

The preliminary front-end engineering and design (“Pre-FEED”) study report on evaluation of best available vendor technology for a small-mid scale liquefied natural gas (“LNG”) facility to be located in the vicinity of Fort Nelson, BC is expected shortly. The LNG from this facility will be gasified onsite to feed the onsite 150 MW power plant which will provide the electrical energy to operate the concentrator, mine, and ancillary facilities. Preliminary study results indicate that the available LNG technology will provide a cost effective and reliable fuel supply for the project. A transportation study is also underway to optimize the LNG haulage from Fort Nelson to the Casino mine site. Results of the haulage optimization study will be available in July.

PERMITTING

Baseline data acquisition and other permitting activities continued in the first part of 2012. Community meetings were held in Whitehorse and the Village of Carmacks during the week of May 28th, and the project was well received. Western Copper and Gold has prioritized engagement with communities, First Nations and other governments in preparation for formal submission of its application to the Yukon Environmental and Socio-economic Act Board – the first step of the Yukon permitting process.

1	TSX: WRN
NYSE MKT: WRN

BUDGET

Western Copper and Gold began the second quarter with $7.6 million cash on hand, which is sufficient capital to fund our activities in 2012, including completion of the feasibility study.

“I am very pleased with the progress being made at Casino,” said Dale Corman, Chairman and CEO of Western. “The feasibility study is advancing and is on target for completion by the end of this year. Environmental and permitting activities are being conducted in parallel with the feasibility study and we do not foresee any obstacles in our development schedule.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim Pelly, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2	TSX: WRN
NYSE MKT: WRN